Exhibit 77D - First Investors Tax Exempt Funds

For the period ended June 30, 2010

During the period covered by this report, the policy of investing in insured securities was eliminated for the First Investors Insured Tax Exempt Fund, Insured Tax Exempt Fund II, California Insured Tax Exempt Fund and New York Insured Tax Exempt Fund (each, a "Fund"). This policy required each Fund to invest, under normal circumstances, at least
80% of its net assets in securities insured as to the timely payment of principal and interest by investment-grade rated independent insurance companies. The name of each Fund also was changed to remove the word "Insured."